SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)



                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                                Amendment No. __


                     Bally Total Fitness Holding Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  058 73K 10 8
                    ----------------------------------------
                                 (CUSIP Number)

                              Dennis J. Block, Esq.
                       Cadwalader, Wickersham & Taft LLP
                                 100 Maiden Lane
                               New York, NY 10038
                                 (212) 504-5555
--------------------------------------------------------------------------------

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  June 4, 2004
                    ----------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 058 73K 10 8            SCHEDULE 13D                      Page 2 of 14
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--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     Liberation Investments L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (See Instructions)(a) [_]  (b) [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     WC

--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      0
   NUMBER OF
    SHARES      ----------------------------------------------------------------
 BENEFICIALLY   8     SHARED VOTING POWER
   OWNED BY           1,271,754
     EACH
   REPORTING    ----------------------------------------------------------------
    PERSON      9     SOLE DISPOSITIVE POWER
     WITH             0

                ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER
                      1,271,754
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,271,754

--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       3.73%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       PN

--------------------------------------------------------------------------------

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CUSIP No. 058 73K 10 8            SCHEDULE 13D                      Page 3 of 14
---------------------------                                 --------------------


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     Liberation Investments Ltd.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (See Instructions)(a) [_]  (b)[X]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     WC

--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands

--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      0
   NUMBER OF
    SHARES      ----------------------------------------------------------------
 BENEFICIALLY   8     SHARED VOTING POWER
   OWNED BY           674,446
     EACH
   REPORTING    ----------------------------------------------------------------
    PERSON      9     SOLE DISPOSITIVE POWER
     WITH             0

                ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER
                      674,446

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       674,446

--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       1.97%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       CO

--------------------------------------------------------------------------------

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CUSIP No. 058 73K 10 8            SCHEDULE 13D                      Page 4 of 14
---------------------------                                 --------------------


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

     Liberation Investment Group LLC

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (See Instructions)(a) [_] (b) [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     N/A

--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      0
   NUMBER OF
    SHARES      ----------------------------------------------------------------
 BENEFICIALLY   8     SHARED VOTING POWER
   OWNED BY           1,946,200
     EACH
   REPORTING    ----------------------------------------------------------------
    PERSON      9     SOLE DISPOSITIVE POWER
     WITH             0

                ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER
                      1,946,200

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,946,200

--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       5.71%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       OO,IA

--------------------------------------------------------------------------------

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CUSIP No. 058 73K 10 8            SCHEDULE 13D                      Page 5 of 14
---------------------------                                 --------------------


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

     Emanuel R. Pearlman

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (See Instructions)(a) [_]  (b) [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     N/A

--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      35,000
   NUMBER OF
    SHARES      ----------------------------------------------------------------
 BENEFICIALLY   8     SHARED VOTING POWER
   OWNED BY           1,946,200
     EACH
   REPORTING    ----------------------------------------------------------------
    PERSON      9     SOLE DISPOSITIVE POWER
     WITH             35,000

                ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER
                      1,946,200

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,981,200

--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       5.81%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       IN, HC

--------------------------------------------------------------------------------

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CUSIP No. 058 73K 10 8            SCHEDULE 13D                      Page 6 of 14
---------------------------                                 --------------------


INTRODUCTION

Item 1.     Security and Issuer.

This statement relates to shares of common stock, $.01 par value per share (the "Common Stock"), of Bally Total Fitness Holding Corporation, a Delaware corporation (the "Company"). The Company's principal executive offices are located at 8700 West Bryn Mawr Avenue, Chicago, Illinois 60631. The number of issued and outstanding shares of Common Stock as of April 30, 2004, as reported in the Company's Form 10-Q for the quarter ended March 31, 2004 is 34,072,114.


Item 2.     Identity and Background.

      (a) This statement on Schedule 13D is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): (i) Liberation Investments, L.P., a Delaware limited partnership ("LILP"); (ii) Liberation Investments Ltd. ("LILtd"), a private offshore investment corporation; (iii) Liberation Investment Group LLC ("LIGLLC"), a Delaware limited liability company and general partner of LILP and discretionary investment adviser to LILtd; and (iv) Emanuel R. Pearlman, as General Manager, Chief Investment Officer and majority member of LIGLLC.

      CFS Company Ltd. ("CFS") is a corporate director of LILtd, and the information regarding CFS is provided solely by reason of Instruction C to
      Schedule 13D. CFS is not a Reporting Person for purposes of this Schedule 13D.

      LILP and LILtd are the direct beneficial owners of 1,946,200 shares of Common Stock and Mr. Pearlman is the direct beneficial owner of 35,000 shares of Common Stock issued pursuant to a Restricted Stock Agreement, dated September 20, 2001, as amended, (a copy of which is attached to this filing as Exhibit 1). LIGLLC's beneficial ownership is indirect as a result of its control of LILP and LILtd., and Mr. Pearlman's ownership of the shares owned by LILP and LILtd is indirect as a result of Mr. Pearlman being the General Manager, Chief Investment Officer and majority member of LIGLLC. LIGLLC and Mr. Pearlman's indirect ownership is reported solely because Rule 13-d(1)(a) promulgated under the Securities Exchange Act of 1934, as amended, (the "Act") requires any person who is "directly or indirectly" the beneficial owner of more than five percent of any equity security of a specific class to file a Schedule 13D within the specific time period. The answers on blocks 2 and 3 on pages 4 and 5 above and in response to Item 5 by LIGLLC and Mr. Pearlman with respect to the shares owned by LILP and LILtd are given on the basis of the "indirect" beneficial ownership referred to in such Rule, based on the direct beneficial ownership of the Common Stock by LILP and LILtd and the relationship of LIGLLC and Mr. Pearlman to LILP and LILtd.

      The Reporting Persons are filing this joint Schedule 13D because they may be regarded as a group. However, each Reporting Person disclaims beneficial ownership of the shares owned by the other Reporting Persons and disclaims membership in a group, and this

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CUSIP No. 058 73K 10 8            SCHEDULE 13D                      Page 7 of 14
---------------------------                                 --------------------


      filing shall not constitute an acknowledgement that the Reporting Persons constitute a group.

(b) The business address for LILP, LIGLLC and Mr. Pearlman is 11766 Wilshire Blvd, Suite #870, Los Angeles, CA 90025.

      The business address for LILtd is P.O. Box 31106 SMB Corporate Centre, West Bay Road, Grand Cayman, Cayman Islands

      The business address for CFS is P.O. Box 31106 SMB Corporate Centre, West Bay Road, Grand Cayman, Cayman Islands.

(c) The business of (i) LILP is that of a private investment partnership engaging in the purchase and sale of securities for investment for its own account; (ii) LILtd is that of a private offshore investment corporation engaging in the purchase and sale of securities for investment for its own account; (iii) LIGLLC is to serve as the general partner of LILP and discretionary investment adviser to LILtd; and (iv) Mr. Pearlman is to provide discretionary investment management services through LIGLLC, of which he is the majority member.

      The business of CFS is to provide director services.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      CFS has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      CFS has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) (i) LILLP is a Delaware limited partnership; (ii) LILtd is a Cayman Islands Corporation; (iii) LIGLLC is a Delaware limited liability company; and (iv) Mr. Pearlman is a United States citizen.

      CFS is a Cayman Islands corporation.

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CUSIP No. 058 73K 10 8            SCHEDULE 13D                      Page 8 of 14
---------------------------                                 --------------------


Item 3.     Source and Amount of Funds or Other Consideration.

The net investment cost (including commissions, if any) of the shares of Common Stock beneficially owned by the Reporting Persons is $7,836,257. The source of funds for this consideration was working capital of LILP and LILtd.

Item 4.     Purpose of Transaction.

The Reporting Persons acquired the shares of Common Stock reported herein in the ordinary course of business for investment purposes. The Reporting Persons believe their investment has significant potential for increased value and intend to urge management and the board of directors to take steps to maximize shareholder value, including through a possible sale of the Company's business, merger, sale of assets, consolidation, reorganization or other business combination or a recapitalization or refinancing. The Reporting Persons may actively engage in discussions with other stockholders and third parties regarding efforts to maximize shareholder value.

The Reporting Persons believe that fundamental changes in the Company's corporate governance, such as the removal of anti-takeover devices, are necessary and appropriate in order to maximize shareholder value and encourage third party interest in an acquisition of the Company. In addition, the Reporting Persons believe that sound corporate governance practices will impose a level of management and board accountability necessary to help insure that a good performance record is established and maintained, thereby increasing shareholder value.

A representative of the Reporting Persons has, on several occasions, discussed with the Company's Chief Executive Officer and one of its independent directors, the Reporting Persons' willingness to work with management to develop a strategy to maximize shareholder value, as well as the Reporting Persons' views regarding corporate governance issues.

On May 28, 2004, the Reporting Persons delivered a letter to the Company's secretary (a copy of which is attached to this filing as Exhibit 1), in accordance with the Company's by-laws, providing notice of their intent to present certain governance proposals for approval at the Company's 2004 Annual Meeting of Stockholders relating to: (i) separation of the offices of Chief Executive Officer and Chairman of the Board, (ii) removal of the Company's stockholder rights plan, (iii) declassification of the Company's board of directors, and (iv) adoption of a mandatory retirement age for directors at 75 years old. The proposals, if approved, would involve amendments to the Company's by-laws and certificate of incorporation. The Reporting Persons intend to file a proxy statement and other relevant documents with the Securities and Exchange Commission and to solicit proxies in support of some or all of these proposals.

The Reporting Persons may pursue other alternatives available in order to maximize the value of their investment in the Company. Such alternatives could include, without limitation, (i) the purchase of additional Common Stock in the open market, in privately negotiated transactions or otherwise, and (ii) the sale of all or a portion of the Common Stock now owned or hereafter acquired by them. The Reporting Persons intend to contact and consult with other shareholders of the Company concerning the Company, its prospects, and any or all of the foregoing matters.

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CUSIP No. 058 73K 10 8            SCHEDULE 13D                      Page 9 of 14
---------------------------                                 --------------------


The Reporting Persons may also transfer shares to or from a Reporting Person to another Reporting Person.

The Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem appropriate to maximize the value of their investment in the Company in light of their general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company.

Except as set forth above, the Reporting Persons do not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of a registration pursuant to Section 12(g)(4) of the Act; or
(j) any action similar to any of those enumerated above.

Item 5.     Interest in Securities of the Issuer.

            (a) As of the date hereof, the Reporting Persons have the following interest in the securities of the Company:

      (i) LILP beneficially owns 1,271,754 shares of Common Stock and is the beneficial owner of 3.73% of the Common Stock.

      (ii) LILtd beneficially owns 674,446 shares of Common Stock and is the beneficial owner of 1.98% of the Common Stock.

      (iii) LIGLLC, as the sole general partner of LILP and the sole investment advisor to LILtd, beneficially owns 1,946,200 shares of Common Stock and is the beneficial owner of 5.71% of the Common Stock.

      (iv) Mr. Pearlman beneficially owns 35,000 shares of Common Stock and, as the majority member and General Manager of LIGLLC, beneficially owns 1,946,200 shares of Common Stock and is the beneficial owner of 5.81% of the Common Stock.

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CUSIP No. 058 73K 10 8            SCHEDULE 13D                     Page 10 of 14
---------------------------                                 --------------------


      The Reporting Persons in the aggregate may be deemed to own an aggregate of 5.81% of the Common Stock.

            (b) The table below sets forth for each Reporting Person, the numbers of shares of Common Stock for which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, or sole or shared power to dispose or to direct the disposition.


                             LILP         LILTD     LIGLLC         Mr.
                                                                Pearlman
                           ---------     -------   ---------   ---------
       Sole Power to               0           0           0      35,000
       Vote/ Direct Vote

       Shared Power to     1,271,754     674,446   1,946,200   1,946,200
       Vote/ Direct Vote

       Sole Power to               0           0           0      35,000
       Dispose/ Direct
       Disposition

       Shared Power to     1,271,754     674,446   1,946,200   1,946,200
       Dispose/ Direct
       Disposition


            (c) There have been no purchases or sales of the Company's stock by the Reporting Persons within the last sixty days, except that:

            (1) On April 29, 2004, (i) LILP purchased 57,950 shares of Common Stock on the open market, at a price of $4.1988 per share, and (ii) LILtd purchased 37,050 shares of Common Stock on the open market, at a price of $4.1988 per share.

            (2) On April 30, 2004, (i) LILP purchased 44,505 shares of Common Stock on the open market, at a price of $4.2249 per share, and (ii) LILtd purchased 19,995 shares of Common Stock on the open market, at a price of $4.2249 per share.

            (3) On April 30, 2004, (i) LILP purchased 24,150 shares of Common Stock on the open market, at a price of $4.2180 per share, and (ii) LILtd purchased 10,850 shares of Common Stock on the open market, at a price of $4.2180 per share.

            (4) On April 30, 2004, (i) LILP purchased 69,000 shares of Common Stock on the open market, at a price of $4.1900 per share, and (ii) LILtd purchased 31,000 shares of Common Stock on the open market, at a price of $4.1900 per share.

            (5) On May 3, 2004, (i) LILP purchased 34,500 shares of Common Stock on the open market, at a price of $4.2500 per share, and (ii) LILtd purchased 15,500 shares of Common Stock on the open market, at a price of $4.2500 per share.

---------------------------                                 --------------------
CUSIP No. 058 73K 10 8            SCHEDULE 13D                     Page 11 of 14
---------------------------                                 --------------------


            (6) On May 3, 2004, (i) LILP purchased 16,284 shares of Common Stock on the open market, at a price of $4.2625 per share, and (ii) LILtd purchased 7,316 shares of Common Stock on the open market, at a price of $4.2625 per share.

            (7) On May 4, 2004, (i) LILP purchased 25,600 shares of Common Stock on the open market, at a price of $4.1783 per share, and (ii) LILtd purchased 14,400 shares of Common Stock on the open market, at a price of $4.1783 per share.

            (8) On May 5, 2004, (i) LILP purchased 26,000 shares of Common Stock on the open market, at a price of $4.1700 per share, and (ii) LILtd purchased 14,000 shares of Common Stock on the open market, at a price of $4.1700 per share.

            (9) On May 5, 2004, (i) LILP purchased 16,380 shares of Common Stock on the open market, at a price of $4.1249 per share, and (ii) LILtd purchased 8,820 shares of Common Stock on the open market, at a price of $4.1249 per share.

            (10) On May 6, 2004, (i) LILP purchased 32,500 shares of Common Stock on the open market, at a price of $4.0951 per share, and (ii) LILtd purchased 17,500 shares of Common Stock on the open market, at a price of $4.0951 per share.

            (11) On May 6, 2004, (i) LILP purchased 2,860 shares of Common Stock on the open market, at a price of $4.1200 per share, and (ii) LILtd purchased 1,540 shares of Common Stock on the open market, at a price of $4.1200 per share.

            (12) On May 7, 2004, (i) LILP purchased 10,595 shares of Common Stock on the open market, at a price of $4.0456 per share, and (ii) LILtd purchased 5,705 shares of Common Stock on the open market, at a price of $4.0456 per share.

            (13) On May 7, 2004, (i) LILP purchased 142,220 shares of Common Stock on the open market, at a price of $4.0529 per share, and (ii) LILtd purchased 76,580 shares of Common Stock on the open market, at a price of $4.0529 per share.

            (14) On May 10, 2004, (i) LILP purchased 22,750 shares of Common Stock on the open market, at a price of $3.7403 per share, and (ii) LILtd purchased 12,250 shares of Common Stock on the open market, at a price of $3.7403 per share.

            (15) On May 10, 2004, (i) LILP purchased 8,450 shares of Common Stock on the open market, at a price of $3.7726 per share, and (ii) LILtd purchased 4,550 shares of Common Stock on the open market, at a price of $3.7726 per share.

            (16) On May 10, 2004, (i) LILP purchased 25,480 shares of Common Stock on the open market, at a price of $3.7634 per share, and (ii) LILtd purchased 13,720 shares of Common Stock on the open market, at a price of $3.7634 per share.

            (17) On May 13, 2004, (i) LILP purchased 20,150 shares of Common Stock on the open market, at a price of $3.8734 per share, and (ii) LILtd purchased 10,850 shares of Common Stock on the open market, at a price of $3.8734 per share.

---------------------------                                 --------------------
CUSIP No. 058 73K 10 8            SCHEDULE 13D                     Page 12 of 14
---------------------------                                 --------------------


            (18) On May 13, 2004, (i) LILP purchased 45,500 shares of Common Stock on the open market, at a price of $3.9045 per share, and (ii) LILtd purchased 24,500 shares of Common Stock on the open market, at a price of $3.9045 per share.

            (19) On May 14, 2004, (i) LILP purchased 32,500 shares of Common Stock on the open market, at a price of $3.9091 per share, and (ii) LILtd purchased 17,500 shares of Common Stock on the open market, at a price of $3.9091 per share.

            (20) May 17, 2004, (i) LILP purchased 61,750 shares of Common Stock on the open market, at a price of $3.8628 per share, and (ii) LILtd purchased 33,250 shares of Common Stock on the open market, at a price of $3.8628 per share.

            (21) May 18, 2004, (i) LILP purchased 65,000 shares of Common Stock on the open market, at a price of $3.7931 per share, and (ii) LILtd purchased 35,000 shares of Common Stock on the open market, at a price of $3.7931 per share.

            (22) May 19, 2004, (i) LILP purchased 35,100 shares of Common Stock on the open market, at a price of $3.8895 per share, and (ii) LILtd purchased 18,900 shares of Common Stock on the open market, at a price of $3.8895 per share.

            (23) May 19, 2004, (i) LILP purchased 32,500 shares of Common Stock on the open market, at a price of $3.8790 per share, and (ii) LILtd purchased 17,500 shares of Common Stock on the open market, at a price of $3.8790 per share.

            (24) May 19, 2004, (i) LILP purchased 5,330 shares of Common Stock on the open market, at a price of $3.8500 per share, and (ii) LILtd purchased 2,870 shares of Common Stock on the open market, at a price of $3.8500 per share.

            (25) May 20, 2004, (i) LILP purchased 99,450 shares of Common Stock on the open market, at a price of $3.7504 per share, and (ii) LILtd purchased 53,550 shares of Common Stock on the open market, at a price of $3.7504 per share.

            (26) May 21, 2004, (i) LILP purchased 84,500 shares of Common Stock on the open market, at a price of $3.7227 per share, and (ii) LILtd purchased 45,500 shares of Common Stock on the open market, at a price of $3.7227 per share.

            (27) June 1, 2004, (i) LILP purchased 39,000 shares of Common Stock on the open market, at a price of $4.3200 per share, and (ii) LILtd purchased 21,000 shares of Common Stock on the open market, at a price of $4.3200 per share.

            (28) June 4, 2004, (i) LILP purchased 100,750 shares of Common Stock on the open market, at a price of $4.3729 per share, and (ii) LILtd purchased 54,250 shares of Common Stock on the open market, at a price of $4.3729 per share.

            (29) On June 7, 2004, (i) LILP purchased 91,000 shares of Common Stock on the open market, at a price of $4.6128 per share, and (ii) LILtd purchased 49,000 shares of Common Stock on the open market, at a price of $4.6128 per share.

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CUSIP No. 058 73K 10 8            SCHEDULE 13D                     Page 13 of 14
---------------------------                                 --------------------


            (d) No person other than each respective owner referred to herein of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such Common Stock.

            (e) Not applicable.


Item 7.     Materials to be Filed as Exhibits.

EXHIBIT 1 Restricted Stock Agreement dated September 20, 2001, as amended.

EXHIBIT 2 Letter dated May 27, 2004, from the Reporting Persons to the Corporate Secretary of Bally Total Fitness Holding Corporation notifying the Company of the Reporting Persons' intent to present proposals at the next annual meeting.

EXHIBIT 3         Press Release, dated June 8, 2004.

EXHIBIT 4         Statement with Respect to Joint Filing of Schedule 13D.

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CUSIP No. 058 73K 10 8            SCHEDULE 13D                     Page 14 of 14
---------------------------                                 --------------------


Signature.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      June 8, 2004


LIBERATION INVESTMENTS, L.P.
By: Liberation Investment Group LLC, general partner


By: /s/ Emanuel R. Pearlman
    ------------------------
    Emanuel R. Pearlman
    General Manager


LIBERATION INVESTMENTS LTD.


By:  /s/ Emanuel R. Pearlman
     ------------------------
     Emanuel R. Pearlman
     Director


LIBERATION INVESTMENT GROUP LLC


By:  /s/ Emanuel R. Pearlman
     ------------------------
     Emanuel R. Pearlman
     General Manager


Emanuel R. Pearlman


 /s/ Emanuel R. Pearlman
 ------------------------